Exhibit 99.2

Innovation, Science and Economic Development Canada, Corporations Canada
Innovation, Sciences et Développement économique Canada, Corporations Canada
Certificate of Amendment, Canada Business Corporations Act, Certificat de modification, Loi canadienne sur les sociétés par actions, TC Energy Corporation, Corporation TC Énergie, Corporate name, Dénomination sociale, 414844-4, Corporation number, Numéro de société
I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the Canada Business Corporations Act as set out in the attached articles of amendment.
JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 178 de la Loi canadienne sur les sociétés par actions, tel qu'il est indiqué dans les clauses modificatrices ci-jointes.

Raymond Edwards, Director, Directeur, Date of amendment (YYYY-MM-DD), Date de modification (AAAA-MM-JJ), Canada

Innovation, Science and Economic Development Canada, Corporations Canada
Innovation, Sciences et Développement économique Canada, Corporations Canada
Form 4, Articles of Amendment, Canada Business Corporations Act (CBCA) (s. 27 or 177)
Formulaire 4, Clauses modificatrices, Loi canadienne sur les sociétés par, actions (LCSA) (art. 27 ou 177)
1. Corporate name, Dénomination sociale, TransCanada Corporation
2. Corporation number, Numéro de la société, 414844-4
3. The articles are amended as follows, Les statuts sont modifiés de la façon suivante, The corporation changes its name to: TC Energy Corporation, La dénomination sociale est modifiée pour : Corporation TC Énergie, The corporation makes other changes as follows: La société apporte d’autres changements aux statuts comme suit : See attached schedule / Voir l'annexe ci-jointe
4. Declaration: I certify that I am a director or an officer of the corporation. Déclaration : J’atteste que je suis un administrateur ou un dirigeant de la société. Original signed by / Original signé par Christine R. Johnston, 403-920-2000
Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250
(1) of the CBCA).
Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d’une amende maximale de 5 000 $ et d’un emprisonnement maximal de six mois, ou l’une de ces peines (paragraphe 250(1) de la LCSA).
You are providing information required by the CBCA. Note that both the CBCA and the Privacy Act allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.
Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la Loi sur les renseignements personnels permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.
Canada, IC 3069 (2008/04)

Schedule / Annexe
Amendment Schedules / Annexes - Modification
The articles of the above-named corporation are amended as follows: (a) The Corporation may use its name in either English form, the French form or a combination of the English and the French form in any jurisdiction.